                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Herschkowitz    Samuel

   (Last)          (First)  (Middle)


   c/o Delcath Systems, Inc., 1100 Summer St.

   (Street)


   Stamford   CT      06905

   (City)   (State)  (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

   10/19/00


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Delcath Systems, Inc. and "DCTH" (1) and "DCT" (2)


5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chief Technical Officer


6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).





























            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock, par value
  $.01 per share                    11,731             I         By Venkol Inc.

Common Stock, par value
  $.01 per share                     6,008             D

Common Stock, par value
  $.01 per share                   180,805             I         Beneficial remainder interest
                                                                  in Venkol Trust










































































         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

   Options                                        (3)        01/04      Common stock, par value $.01 per share          40,578

   Options                                      1/28/01      01/04      Common stock, par value $.01 per share           2,070

   Options                                        (3)        01/04      Common stock, par value $.01 per share           9,109

   Options                                        (3)        12/04      Common stock, par value $.01 per share          16,390

   Options                                      12/07/00     12/04      Common stock, par value $.01 per share          16,389

   Warrants                                       (3)        1/16/01    Common stock, par value $.01 per share             356



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

   Options                                        $4.93             D

   Options                                        $4.93             D

   Options                                        $4.93             D

   Options                                        $2.90             D

   Options                                        $2.90             D

   Warrants                                      $10.87             I          By Venkol Trust (5)


Explanation of Responses:

(1) Nasdaq symbol.
(2) Boston Stock Exchange symbol.
(3) These options have vested and are presently exercisable.
(4) These warrants are presently exercisable.
(5) The reporting person has a beneficial remainder interest in warrants held by the Venkol Trust.


/s/ Samuel Herschkowitz                             10/19/00
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).